UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                MSB BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   553517-10-3
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                -----------------------
CUSIP No.    553517-10-3              13G                    Page 2 of 6 Pages
-------------------------                                -----------------------

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1           NAME OF REPORTING PERSON
            SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

                                         Middletown Savings Bank
                                     Employee Stock Ownership Plan
                                          IRS # 06-1341670
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b)
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3           SEC USE ONLY
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
4 Federally chartered stock savings institution's employee benefit plan organized in New York.
----------- --------------------------------------------------------------------
 NUMBER OF                   SOLE VOTING POWER
   SHARES           5                                                0
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY                          SHARED VOTING POWER
    EACH            6                                                0
 REPORTING         -------------------------------------------------------------
   PERSON                           SOLE DISPOSITIVE POWER
    WITH           7                                                 0
                   -------------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                   8                                           155,522
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9                                                              155,522
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10          CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                  / /

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11          5.5% of 2,844,153 shares of Common Stock outstanding as of
            December 31, 1997
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            TYPE OF REPORTING PERSON*

12                                                               EP
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



                                                               Page 3 of 6 pages
                                    ITEM 1(A)
NAME OF ISSUER:   MSB Bancorp, Inc. ("Company")


                                    ITEM 1(B)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 4 South Street
                                                Middletown, New York  10940-0908

                                    ITEM 2(A)
NAME OF PERSON FILING:     Middletown Savings Bank
                           Employee Stock Ownership Plan Committee

                                    ITEM 2(B)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:       c/o MSB Bancorp, Inc.
                                            4 South Street
                                            Middletown, New York  10940-0908

                                    ITEM 2(C)
CITIZENSHIP:      Federally chartered stock savings institution's employee
                  benefit plan organized in New York.


                                    ITEM 2(D)
TITLE OF CLASS OF SECURITIES:  Common stock, par value $0.01 per share ("Common
                               Stock").


                                    ITEM 2(E)
CUSIP NUMBER:     553517-10-3


                                     ITEM 3
The person filing is an:
         (f) /X/ Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.


                                     ITEM 4
OWNERSHIP:

                  The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1997. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

                                                               Page 4 of 6 pages


         (A) AMOUNT BENEFICIALLY OWNED. . . . .               155,522

         (B) PERCENT OF CLASS . . . . . . . . . . . .         5.5%

         (C) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .       0

                  (II) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .       0

                  (III) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .       0

                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .       155,522

                  The Plan was adopted by the Board of Directors of MSB Bank ("Bank"), formerly Middletown Savings Bank, a wholly-owned subsidiary of the Company, effective as of January 1, 1992, and is intended to be a tax-qualified plan under the Internal Revenue Code of 1986. The Plan is administered by a committee appointed by the Bank ("Committee"). The Committee currently consists of the Board of Directors of the Bank, and the assets of the Plan are held in a trust ("Trust") for which Marine Midland Bank serves as trustee ("Trustee").

                  Pursuant to the written plan document governing the Plan ("Plan Document"), each Participant in the Plan ("Participant") is entitled to direct the manner in which Common Stock held by the Plan and allocated to his or her account will be voted by the Trustee on all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. Each Participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion by the Trustee of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, by the Trustee in the same proportion as Common

                                                               Page 5 of 6 pages

Stock which has been allocated to Participants. As of December 31, 1997, 112,306 shares of Common Stock had been allocated to Participant accounts, out of 155,522 total shares of Common Stock held by the Plan. Pursuant to the Plan and the Trust agreement, the Committee directs the Trustee with respect to the general investment of all Trust assets.

                                     ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:        Not applicable.


                                     ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                     ITEM 7

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.


                                     ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.


                                     ITEM 9
NOTICE OF DISSOLUTION OF GROUP:     Not applicable.

                                     ITEM 10
CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



MIDDLETOWN SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN


By:      The MSB Bank Employee Stock Ownership Plan Committee


By:      /s/ Ralph W. Decker                          Date:    February 13, 1998
         ----------------------
         Ralph W. Decker
         Member


By:      /s/ Douglas Porto                            Date:    February 13, 1998
         ----------------------
         Douglas Porto
         Member